838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 19-395 June 28, 2019

Platinum Group Metals Ltd. Closes
Non-Brokered Private Placement

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group”, “PTM” or the “Company”) reports closing of the Company’s previously announced non-brokered private placement with Hosken Consolidated Limited (“HCI”), an existing major shareholder of the Company, for gross proceeds of US$1.3 million (the “Private Placement”). In connection with the Private Placement, the Company issued an aggregate of 1,111,111 common shares to Deepkloof Limited, a subsidiary of HCI, at a price of US$1.17 per common share.

On a non-diluted basis and after giving effect to the Private Placement, HCI’s ownership percentage has increased from 20.05% to 22.60% of the Company’s issued and outstanding common shares. The Company did not pay any finder’s fees in connection with the Private Placement.

The Company intends to use the net proceeds of the Private Placement for its share of remaining costs to complete a Definitive Feasibility Study (“DFS”) now underway for the Waterberg palladium and platinum project (the “Waterberg Project”) and for general corporate and working capital purposes.

Securities issued pursuant to the Private Placement may not be traded for a period of four months plus one day from the closing of the Private Placement. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Act”), as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.

HCI is a “related party” of the Company as defined under Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101 but the Company is relying on exemptions from the formal valuation and minority approval requirements of MI 61-101 in connection with the Private Placement with HCI. The Company did not file a material change report more than 21 days before the expected closing date of the Private Placement as the Company wished to close the Private Placement on an expedited basis for sound business reasons.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground palladium deposit in northern South Africa. Waterberg was discovered by the Company.

On behalf of the Board of
Platinum Group Metals Ltd.

Frank R. Hallam
CFO, Corporate Secretary and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the amount and use of proceeds of the Private Placement. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company’s inability to obtain required final regulatory approvals for the Private Placement and the risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.